Mark J. Wishner
Tel. 703.749.1352
Fax 703.749.1301
wishnerm@gtlaw.com

September 20, 2010

VIA FEDERAL EXPRESS AND EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attention:  Maryse Mills-Apenteng
Mail Stop 4561

Re:	SouthPeak Interactive Corporation
Preliminary Revised Information Statement on Schedule 14C
Filed August 9, 2010
File No. 000-51869

Dear Ms. Mills-Apenteng:

On behalf of SouthPeak Interactive Corporation (the “Company”), and in response to the letter of comment of the Commission staff (the “Staff”) dated August 24, 2010 (the “Comment Letter”) regarding the above referenced Preliminary Revised Information Statement on Schedule 14C (the “Information Statement”), we submit the following responses to the comments contained in the Comment Letter.  To aid in the Staff’s review, we have repeated the Staff’s comments in bold and the headings and numbers correspond to the headings and numbers in the Comment Letter.

General

1.
We refer to your response to prior comment 1. It appears that you obtained consents for the action described in your filing from three shareholders who each own less than 10% of your outstanding shares and who are not officers or directors of your company. Accordingly, it appears you may have engaged in a solicitation as defined in Rule 14a-1(1). Please tell us the sequence of events through which these consents were obtained. Alternatively, you may file a preliminary proxy statement on Schedule 14A.

The consents for the action described in the Information Statement were provided by Hummingbird Concentrated Fund, L.P. (“Concentrated”), holder of record of  900,000 shares of the Company’s common stock, par value $.0001 (the “Common Stock”), Hummingbird Value Fund, L.P. (“Value” and, together with Concentrated, the “Hummingbird Entities”), holder of  record of 1,800,000 shares of Common Stock, and Avraham Lipsker (“Lipsker”), holder of record of 1,000,000 shares of Common Stock.  Paul Sonkin is the Managing Member of Hummingbird Capital, LLC, the general partner of Concentrated and of Value. As such, Mr. Sonkin may be deemed to have voting and investment authority over the Common Stock held by the Hummingbird Entities.

Securities and Exchange Commission
September 20, 2010

Mr. Sonkin and the Company’s Chairman, Terry Phillips, have known each other for several years. Mr. Sonkin, through the Hummingbird Entities, was one of the initial investors in the Company having purchased shares in the Company’s private placement in 2008. The Hummingbird Entities also purchased junior secured subordinated notes in May of this year.  Mr. Phillips regularly converses with Mr. Sonkin regarding the Company.

For nearly the past two years, Mr. Lipsker has been a full time employee of the Company as well as a consultant and advisor to the Company. He is deemed a critical component of the Company’s management team in matters related to finance and corporate affairs. The 1,000,000 shares he holds were issued to him in recognition of his services.

As a result of the sale of the junior secured subordinated notes referenced above,  the Company’s management determined that an increase in its authorized shares of Common Stock was required. Although the Company considered proceeding with this increase,  it was determined to await an anticipated capital raise to determine the impact any such raise would have on the Company’s capitalization.

The issue of the increase in the authorized shares was first introduced to Mr. Sonkin during the week of May 10, 2010. A meeting was held with Mr. Sonkin in New York City to discuss the Company, including the desire to raise additional capital. The need to authorize additional shares was discussed at that meeting. Mr.  Sonkin was a proponent of an additional capital raise and indicated his support to take such actions as would be required in this regard.

During the week of June 14, 2010, when the Company’s latest capital raise came into focus, further conversations took place between Mr. Phillips and Mr. Sonkin. Because this financing was taking the form of senior secured convertible debt, it was necessary to determine the intentions of the Hummingbird Entities.  In this regard,  the holders of  the junior secured convertible notes would have the opportunity to exchange their notes for the  senior secured convertible notes the Company anticipated issuing in the new financing. As part of these conversations, the need to amend the Company’s capitalization was re-introduced because the Company needed to accommodate the conversion rights under the new notes. Irrespective of the disposition of the Hummingbird Entities’ notes, Mr. Sonkin again agreed to support the increase in the authorized shares.

On July 6, 2010, Mr. Sonkin advised Mr. Phillips of the Hummingbird Entities’ determination not to exchange their notes. Mr. Phillips again advised Mr. Sonkin that support would still be needed in connection with the increase in shares. Mr. Sonkin indicated that he would be available to execute any document that would be necessary to help move the anticipated financing to closing should the need arise.

Thereafter, the Company proceeded toward closing the financing for the sale of the senior secured convertible notes. On July 14, 2010,  the Company obtained the board and stockholder consents required to meet the anticipated requirements of the new financing. The documents for the financing were executed on July 16, 2010. The consent for Hummingbird was emailed to Mr. Sonkin  who executed the consent.

Securities and Exchange Commission
September 20, 2010

As for Mr. Lipsker, as noted above, he primarily devotes his efforts to corporate finance, business development and operations of the Company. He was intimately involved with structuring the secured note financing.  At all times while the terms of the financing were being negotiated, he understood the need to increase the authorized shares and to provide his consent, if required.

Therefore, the Company is of the opinion that it did not solicit within the meaning of Rule 14a-1(1). The three stockholders who provided their consents  were aware of the need to increase the authorized shares long before the sale of the senior secured convertible notes was firmly established and had agreed to support this action. When the need to obtain stockholder consent resulted from the terms of the financing, the Company simply provided a consent document to Mr. Sonkin and Mr. Lipsker for their execution consistent with the prior understandings they possessed regarding the increase in shares.1

Please do not hesitate to call me at (703) 749-1352 or Rico Vicencio at (703) 903-7530 should you have any questions concerning this filing or any of the above responses.

Very truly yours,

Mark J. Wishner

Copies to:	Reba McDermott
Melanie Mroz
Terry Phillips

___________________________________
1 See e.g., SEC correspondence regarding Dynamic National Resources, Inc. wherein prior informal discussions among the majority stockholders negated the need to file a proxy statement on Schedule 14A.